UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2005

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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                  This Report includes the following documents:

1. A press release from Pearson plc announcing Directorate Change






31 January 2005

Board change

Pearson announces that Peter Jovanovich, chief executive of Pearson Education and a member of the board, has decided to go on long-term medical leave.

Peter took a leave of absence for medical reasons last year and underwent a successful double lung transplant in March. He returned to work full-time in autumn 2004, but regrettably other health problems have arisen.

Marjorie Scardino, chief executive, said:

"Peter is a giant in the education publishing industry and has been a central figure in Pearson's transformation into the world's leading education company. Following such a life-changing illness, his decision to step down is easy to understand but hard to get used to. We will miss him terribly, but above all we want him to have a healthy future."

Peter Jovanovich joined Pearson in 1997 to run Addison Wesley Longman - at that time the world's sixth largest education company, with sales of GBP554 million and profits of GBP61 million. Seven years and two major acquisitions later, Pearson Education is the world leader with sales in 2003 of GBP2.5 billion and profits of more than GBP300 million.

Peter Jovanovich said:

"For over 30 years, publishing has been my vocation, and it was difficult to spend even a short time outside the industry. I now need to step back from the responsibility of running a $4bn international company. I'm proud to have played a part in building a business which faces excellent prospects over the next few years."

Pearson Education's divisional presidents will now report direct to Marjorie Scardino, as they did during Peter Jovanovich's leave of absence last year. They are:

   - Will Ethridge, President, Higher Education, International and
     Professional

Will leads Pearson's $1 billion US Higher Education business, which has grown ahead of its industry for six straight years, and Pearson's technology and professional publishing operation. In 2003 he took additional responsibility for Pearson's education operations outside the US, spanning publishing for school, college and professional students and testing and software businesses, with annual sales of approximately $1bn.

   - Steve Dowling, President, School Companies

Steve leads Pearson's $2 billion School business. He is responsible for Pearson's market-leading operations in US school publishing, testing and software - which are increasingly offered as an integrated service for schools and districts.

   - George Werner, Chief financial and operations officer

George is responsible for all Pearson Education's finance and operations activities including accounting, planning and budgeting, warehousing, logistics, customer service, facilities, technology, manufacturing and inventory.
Marjorie Scardino said:

"In Will, Steve and George, we are very lucky to have three highly talented and experienced leaders. In 2004 they delivered another strong year for Pearson Education and prepared the business for rapid growth in 2005 and beyond."

For more information: Luke Swanson/ Charlotte Elston + 44 (0) 207 010 2310


Notes to editors:

Peter Jovanovich, 55, began his career in publishing in 1972 as a college sales representative for Macmillan. He joined Harcourt Brace Jovanovich, Inc., in 1980 and ten years later was named president and CEO of HBJ (a position his father, William, held from 1954 to 1989). In 1992 he became CEO of Macmillan/McGraw-Hill School Publishing and later president of McGraw-Hill's Educational and Professional Group, overseeing school, college, professional and international publishing.

In 1997, Peter was appointed chairman and CEO of Pearson's Addison Wesley Longman. After Pearson purchased Simon & Schuster's educational and professional businesses in 1998 and NCS in 2000, Peter led their successful integrations to create the world's largest education company. Peter is chairman of the Board of the Alfred Harcourt Foundation. He lives with his wife Robin, a newspaper editor, in Rye, New York. They have two sons, Nicholas and William. Peter is a graduate of Princeton University.

Will Ethridge, 52, began his career in publishing in 1975 as a sales representative with Little, Brown & Company. He went on to hold editorial positions at Little, Brown until 1986, when he joined Addison Wesley as editor-in-chief of the Higher Education Business and Economics Division. In 1988, Will moved to Prentice Hall as director of marketing, and later held executive level positions at Prentice Hall as director of editorial and marketing of the College Division and president of Prentice Hall's engineering, science and math and professional technology divisions.

In 1999, shortly after Pearson's purchase of Simon and Schuster Educational Publishing, Will was appointed president of Pearson's newly formed Higher Education and Professional Group. In this role, he oversaw the successful integration of Pearson's higher education and technology publishing companies. In 2003, he was given additional responsibility for Pearson Education's international operations.

Steve Dowling, 56, has 35 years of publishing experience. It includes 12 years in higher education publishing as a sales representative and editor for Harcourt Brace Jovanovich, after which he successively served as president of Academic Press College Division, Academic Press (then, the largest US-based scientific publisher), Holt Rinehart and Winston School Publishing, Videodiscovery, and Macmillan/McGraw-Hill School Division.

He joined Pearson in 1997 as president of the Addison Wesley Longman International Group. He became president of the Pearson Education International Group in 1998 when Pearson acquired Simon and Schuster's Educational and Professional Publishing Group, doubling Pearson's international business. In 2002 he became executive vice president of Pearson Education, responsible for long-term planning and acquisitions, and in 2003 he was appointed president of Pearson School Companies.

George Werner, 50, joined Pearson Education in 1978 where he held several corporate finance positions until becoming the business manager for the College divisions in 1984. In 1992, he became the group business manager for the Higher Education Group, and in 1998 his responsibilities were expanded to include Pearson Education's professional publishing.

Prior to his current appointment, he was executive vice president, general manager and chief operating officer of the Higher Education and Professional Publishing Group, responsible for all financial, acquisition/integration and strategic planning activities, and warehousing, customer service, technology, digital assets, production, sales and marketing support functions.




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 PEARSON plc

Date: 31 January 2005

                                          By:   /s/ STEPHEN JONES
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                                             Stephen Jones
                                             Deputy Secretary